*Ab 3/7/2003

03012822

VF 3-6-03

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UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GlobalBridge Partners Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

319 First Avenue North Suite 400
(No. and Street)

Minneapolis (City) MN (State) 55401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kelly Thomas Coughlin 612 746 5850
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Abdo, Abdo, Eick & Meyers
(Name – *if individual, state last, first, middle name*)

7241 Ohms Lane, Suite 200 (Address) Edina (City) MN (State) 55439 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 05 2003 SECTION

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED MAR 24 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Kelly Thomas Caughlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GlobalBridge Partners, Inc, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

GERRI LYNN ZSCHETZSCHE
NOTARY PUBLIC – MINNESOTA
MY COMMISSION EXPIRES 1-31-05

Signature

CEO, President
Title

Gerri Lynn Zschetzsche
Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBALBRIDGE PARTNERS, INC.

ANNUAL FINANCIAL REPORT

YEARS ENDED
DECEMBER 31, 2002 AND 2001

GLOBALBRIDGE PARTNERS, INC.
TABLE OF CONTENTS
DECEMBER 31, 2002 AND 2001

ABDO
EICK &
MEYERS LLP
Certified Public Accountants & Consultants

Grandview Square
5201 Eden Avenue
Suite 370
Edina, MN 55436

INDEPENDENT AUDITOR'S REPORT

Board of Directors
GlobalBridge Partners, Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheets of GlobalBridge Partners, Inc. (the Corporation) as of December 31, 2002 and 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2002 and 2001 and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abdo, Eick & Meyers, LLP

ABDO, EICK & MEYERS, LLP
Certified Public Accountants

February 4, 2003
Minneapolis, Minnesota

952.835.9090 Fax 952.835.3261
www.aemcpas.com

FINANCIAL STATEMENTS

GLOBALBRIDGE PARTNERS, INC.
BALANCE SHEETS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 10,031	$ 10,082
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Due to affiliated company	$ 9,713	$ -
STOCKHOLDERS' EQUITY		
Common stock, stated value $.01 per share; authorized 1,000,000 shares; issued 100 shares	1	1
Additional paid-in capital	9,999	9,999
Retained earnings	(9,682)	82
TOTAL STOCKHOLDERS' EQUITY	318	10,082
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 10,031	$ 10,082

See Notes to Financial Statements.

GLOBALBRIDGE PARTNERS, INC.
STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUE		
Consulting	$ -	$ 2,500
Interest income	145	113
TOTAL REVENUE	145	2,613
EXPENSES		
Management and administrative	6,874	720
Legal and accounting fees	1,500	1,000
License and fees	1,535	712
TOTAL EXPENSES	9,909	2,432
NET INCOME (LOSS)	$ (9,764)	$ 181

See Notes to Financial Statements.

GLOBALBRIDGE PARTNERS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
Balance, January 1, 2001	$ 334	$ 4,334	$ 2,999	$ 7,667
Stock redemption				
3 1/3 shares at $2,330.08 per share	(334)	(4,334)	(3,098)	(7,766)
Issuance of common stock	1	9,999	-	10,000
Net income, 2001	-	-	181	181
Balance, December 31, 2001	1	9,999	82	10,082
Net loss, 2002	-	-	(9,764)	(9,764)
Balance, December 31, 2002	$ 1	$ 9,999	$ (9,682)	$ 318

See Notes to Financial Statements.

GLOBALBRIDGE PARTNERS, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (9,764)	$ 181
Adjustments to reconcile net income (loss) to net cash used by operating activities:		
Decrease in prepaid expense	-	720
NET CASH PROVIDED (USED) FROM OPERATING ACTIVITIES	(9,764)	901
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from due to affiliated company	9,713	-
Stock redemption	-	(7,766)
Proceeds from issuance of common stock	-	10,000
NET CASH PROVIDED FROM FINANCING ACTIVITIES	9,713	2,234
CASH AND CASH EQUIVALENTS		
Increase (decrease) during year	(51)	3,135
Balance, January 1	10,082	6,947
Balance, December 31	$ 10,031	$ 10,082
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ -	$ -
Income tax	$ -	$ -

See Notes to Financial Statements.

Note 1: NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Business

GlobalBridge Partners, Inc. (the Corporation), a Minnesota corporation, is a licensed and registered broker/dealer that generates revenue through sales of securities.

A summary of the Corporation's significant accounting policies follows:

B. Business Activity

Tamarac Securities Corporation was incorporated in March 1978 under the laws of Minnesota. Effective October 25, 2001, the Corporation, which was incorporated in January 2001 under the laws of Minnesota, purchased all the outstanding shares of Tamarac Securities Corporation under a stockholder approved plan to merge the assets and liabilities of the two corporations. The merger was a pooling of interests for financial reporting purposes. Accordingly, the financial statements of the Corporation for the year ended December 31, 2001, include the financial position and results of the operations of Tamarac Securities Corporation.

C. Blanket Bond

In connection with its activities as a broker/dealer, the Corporation has a securities dealer blanket bond in the amount of $25,000.

D. Cash and Cash Equivalents

For purposes of the statement of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents.

E. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period. Actual results could differ from those estimates.

Note 2: INCOME TAXES

The Corporation has the following tax loss carry forwards available for future reductions of federal income tax for the years ending December 31:

Expiration Date	Net Operating Loss
2004	$ 8,234
2005	2,800
2006	3,700
2007	2,800
2008	2,900
2009	3,100
2010	600
2011	3,400
2015	2,312
2017	9,764
Total	$ 39,610

The cumulative loss carry forwards yield a non-current deferred tax asset of $7,000, which is entirely offset by a valuation allowance due to a lack of anticipated realization in the foreseeable future.

Note 3: RELATED PARTY TRANSACTIONS

The Corporation's office location is a facility under a sublease of a corporation, which is related by common ownership. There was no rental charge for the office spaced used by the Corporation.

The Corporation's accounts payable of $9,713 at December 31, 2002 is due to a corporation which is related by common ownership. The majority of this debt is considered subordinated as discussed in Note 4.

Note 4: SUBSEQUENT EVENT

During the year ended December 31, 2002, the Corporation's operating expenses were paid by another corporation, which is related by common ownership. The two corporations entered into a subordinated loan agreement for $8,000 on December 16, 2002. This subordinated loan agreement was approved as acceptable and satisfactory by the National Association of Securities Dealers, Inc. to be effective as of January 24, 2003.

THIS PAGE IS LEFT BLANK

INTENTIONALLY

SUPPLEMENTARY INFORMATION

FORM X-17A-5	**FOCUS REPORT** **(Financial and Operational Combined Uniform Single Report)** **Schedule I** **INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17**

Report for period beginning 01/01/2002 [8005] and ending 12/31/2002 [8006]

SEC File Number: 22712 [8011]

Firm ID: 12667

1. Name of Broker Dealer: GLOBALBRIDGE PARTNERS, INC. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name:	[8053]	Phone:	[8057]
Name:	[8054]	Phone:	[8058]
Name:	[8055]	Phone:	[8059]
Name:	[8056]	Phone:	[8060]

		Yes	No	
3.	Respondent conducts a securities business exclusively with registered broker-dealers:	○	●	[8073]
4.	Respondent is registered as a specialist on a national securities exchange:	○	●	[8074]
5.	Respondent makes markets in the following securities:			
	(a) equity securities	○	●	[8075]
	(b) municipals	○	●	[8076]
	(c) other debt instruments	○	●	[8077]
6.	Respondent is registered solely as a municipal bond dealer:	○	●	[8078]
7.	Respondent is an insurance company or an affiliate of an insurance company:	○	●	[8079]
8.	Respondent carries its own public accounts:	○	●	[8084]

9. Respondent's total number of public customer accounts:

(carrying firms filing X-17A-5 Part II only)

	(a)	Public customer accounts	0 [8080]
	(b)	Omnibus accounts	0 [8081]

10. Respondent clears its public customer and/or proprietary accounts: Yes ○ No ◉ [8085]

11. Respondent clears its public customer accounts in the following manner:

(a)	Direct Mail (New York Stock Exchange Members Only)	☐ [8086]
(b)	Self Clearing	☐ [8087]
(c)	Omnibus	☐ [8088]
(d)	Introducing	☑ [8089]
(e)	Other	☐ [8090]
(f)	Not Applicable	☐ [8091]

12.

(a) Respondent maintains membership(s) on national securities exchange(s): Yes ○ No ◉ [8100]

(b) Names of national securities exchange(s) in which respondent maintains memberships:

(1)	American	☐ [8120]
(2)	Boston	☐ [8121]
(3)	CBOE	☐ [8122]
(4)	Midwest	☐ [8123]
(5)	New York	☐ [8124]
(6)	Philadelphia	☐ [8125]
(7)	Pacific Coast	☐ [8126]
(8)	Other	☐ [8129]

13. Employees:

(a)	Number of full-time employees	1 [8101]
(b)	Number of full-time employees registered representatives employed by respondent included in 13(a)	1 [8102]

14. Number of NASDAQ stocks respondent makes market 0 [8103]

15. Total number of underwriting syndicates respondent was a member 0 [8104]

16. Number of respondent's public customer transactions:

Actual ○ Estimate ○

(a)	equity securities transactions effected on a national securities exchange	[8107]
(b)	equity securities transactions effected other than on a national securities exchange	[8108]

	(c)	commodity, bond, option, and other transactions effected on or off a national securities exchange	[8109]
17.		Respondent is a member of the Securities Investor Protection Corporation	Yes (•) No ( ) [8111]
18.		Number of branch offices operated by respondent	0 [8112]
19.	(a)	Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank	Yes ( ) No (•) [8130]
	(b)	Name of parent or affiliate	[8131]
	(c)	Type of institution	[8132]
20.		Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank	Yes ( ) No (•) [8113]
21.	(a)	Respondent is a subsidiary of a registered broker-dealer	Yes ( ) No (•) [8114]
	(b)	Name of parent	[8116]
22.		Respondent is a subsidiary of a parent which is not a registered broker or dealer	Yes (•) No ( ) [8115]
23.		Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations:	Yes ( ) No (•) [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24.	Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period	0 [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income	0 [8151]

FORM X-17A-5	**FOCUS REPORT** **(Financial and Operational Combined Uniform Single Report)** **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: GLOBALBRIDGE PARTNERS, INC. [0013]

SEC File Number: 8- 22712 [0014]

Address of Principal Place of Business: 319 FIRST AVENUE NORTH [0020]

MINNEAPOLIS [0021] MN [0022] 55401 [0023]

Firm ID: 12667 [0015]

For Period Beginning 10/01/2002 [0024] And Ending 12/31/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Sharon Roeske [0030] Phone: (612)746-5850 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	10,031 [0200]		10,031 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

	[0170]			
B. Other securities				
	[0180]			
8. Memberships in exchanges:				
A. Owned, at market				
	[0190]			
B. Owned, at cost			[0650]	
C. Contributed for use of the company, at market value			[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	[0680]	0 [0920]
11. Other assets		[0535]	[0735]	0 [0930]
12. **TOTAL ASSETS**		10,031 [0540]	0 [0740]	10,031 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities		A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	8,000 [1385]	8,000 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

	2.	Includes equity subordination (15c3-1(d)) of ______ [1010]			
	D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.		**TOTAL LIABLITIES**	0 [1230]	8,000 [1450]	8,000 [1760]

Ownership Equity

			Total
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners ______ [1020])		[1780]
23.	Corporations:		
	A.	Preferred stock	[1791]
	B.	Common stock	[1792]
	C.	Additional paid-in capital	10,000 [1793]
	D.	Retained earnings	-7,969 [1794]
	E.	Total	2,031 [1795]
	F.	Less capital stock in treasury	[1796]
24.	**TOTAL OWNERSHIP EQUITY**		2,031 [1800]
25.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY**		10,031 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2002 [3932]	Period Ending 12/31/2002 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	[3939]
	d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	[3949]
	c.	Total gain (loss)	0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		31 [3995]
9.	Total revenue		31 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		5,694 [4120]
11.	Other employee compensation and benefits		712 [4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		1,370 [4195]
15.	Other expenses		419 [4100]
16.	Total expenses		8,195 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-8,164 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-8,164 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	10 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☑ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8-_____ [4335A]	_____ [4335A2]	_____ [4335B]
8-_____ [4335C]	_____ [4335C2]	_____ [4335D]
8-_____ [4335E]	_____ [4335E2]	_____ [4335F]
8-_____ [4335G]	_____ [4335G2]	_____ [4335H]
8-_____ [4335I]	_____ [4335I2]	_____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☐ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			2,031 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			2,031 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			2,031 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		0 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	0 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			2,031 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	

D.	Undue Concentration	[3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10.	Net Capital		2,031 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	0 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	-2,969 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	2,031 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		0 [3790]
17.	Add:		
A.	Drafts for immediate credit	[3800]	
B.	Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C.	Other unrecorded amounts(List)		
	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19.	Total aggregate indebtedness		0 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		% 0 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			10,196 [4240]
	A.	Net income (loss)		-8,164 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			2,032 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

GLOBALBRIDGE PARTNERS, INC.
FORM X-17A-5 RECONCILIATIONS
YEAR ENDED DECEMBER 31, 2002

Reconciliation between the computation of aggregate indebtedness and basic net capital requirement as presented herein and reported by the Corporation in Part IIA of Form X-17A-5, as of December 31, 2002:

COMPUTATION OF AGGREGATE INDEBTEDNESS

		Part IIA X-17A-5	Here-in
Line 19.	Total aggregate indebtedness	$ -	$ -
Line 20.	Percentage of aggregate indebtedness to net capital	0.0%	0.0%
Line 21.	Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d)	0.0%	0.0%

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

		Part IIA X-17A-5	Here-in
Line 11.	Minimum net capital required	$ -	$ -
Line 12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement	5,000	5,000
Line 13.	Net capital requirement	5,000	5,000
Line 14.	Excess net capital	(2,969)	(4,682)
Line 15.	Excess net capital at 1,000%	2,031	318

ABDO
EICK &
MEYERS LLP
Certified Public Accountants & Consultants

Grandview Square
5201 Eden Avenue
Suite 370
Edina, MN 55436

INDEPENDENT PUBLIC ACCOUNTANT'S SUPPLEMENTARY
REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
GlobalBridge Partners, Inc.
Minneapolis, Minnesota

We have audited the financial statements of GlobalBridge Partners, Inc. (the Corporation) for the year ended December 31, 2002 and have issued our report thereon dated February 4, 2003. As a part of our audit, we made a study and evaluation of the Corporation's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the Corporation's financial statements. Our study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of the Corporation is responsible for establishing and maintaining a system of internal control. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or the degree of compliance with the procedures may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Corporation taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

This report is intended for the information and use of management, Board of Directors and the Securities and Exchange Commission, and is not intended to be and should not be used by anyone other than these specified parties.

Abdo, Eick & Meyers, LLP

February 4, 2003
Minneapolis, Minnesota

ABDO, EICK & MEYERS, LLP
Certified Public Accountants

952.835.9090 Fax 952.835.3261
www.aemcpas.com